Exhibit 99.1

Notice of the Annual General Meeting
to be held on May 22, 2008

Elan Corporation, plc

(The “Company”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, please immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an adviser authorised or exempted under the Investment Intermediaries Act, 1995, and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the United Kingdom Financial Services and Markets Act, 2000).

If you have sold or otherwise transferred all of your shares in the Company, you should at once pass this document and the enclosed Form of Proxy to the purchaser or transferee or to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

To holders of Ordinary Shares and “B” Executive Shares and, for information only, to the holder of the Executive Shares.

Elan Corporation, plc Notice of Annual General Meeting

To holders of Ordinary Shares and “B” Executive Shares and,
for information only, to the holder of the Executive Shares.

Dear Shareholder

The annual general meeting (the “AGM” or the “Meeting”) of the Company will be held at the Shelbourne Hotel, Dublin 2, Ireland at 10.00am on Thursday, May 22, 2008. The notice of the Meeting is attached and you are cordially invited to attend.

The ordinary business to be transacted at the Meeting is referred to in Resolutions 1 to 10. Under the terms of our articles of association, directors serve for a term of three years expiring at the annual general meeting in the third year following their election, or as the case may be, their re-election at an AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. As a result of both of these requirements, Ann Gray, Kieran McGowan, Kyran McLaughlin and Dennis Selkoe are standing for re-election at this year’s AGM. Floyd Bloom, Jonas Frick, Giles Kerr and Jeff Shames who were appointed to the board since last year’s AGM are standing for election. Laurence Crowley will not be seeking re-election and so will retire from the Board at the conclusion of 2008 AGM. Laurence has served on the Board and a number of Board committees since 1994 and we will all miss his presence greatly.

The Board has reviewed the performance of each director standing for re-election and confirms that they continue to contribute effectively and demonstrate commitment to the role and therefore recommends that shareholders vote in favour of their re-election. In December 2007, the board reviewed the independence of each of the then non-executive directors, including those who have served for more than nine years, and it affirmatively determined that each of them was considered to be independent in accordance with the terms of the Company’s corporate governance guidelines. A biography of each director standing for election or re-election is contained on pages 53 and 54 of the annual report. The changes in the Board composition in the past year is part of the task of renewing and rebalancing the composition of the Board I set myself when I became chairman in 2005.

The Directors propose that the special business as set out in Resolutions 11 to 15 in the notice be transacted at the Meeting for the purposes as set out below.

RESOLUTION 11

Resolution 11 will give the Directors general authority under Section 20 of the Companies (Amendment) Act 1983 for a period of 5 years to allot shares up to an amount equal to the authorised but unissued share capital of the company at the close of business on the date of the Meeting. We renew this authority annually which is considered best practice in accordance with certain corporate governance guidelines.

RESOLUTION 12

The board established the 2006 Long Term Incentive Plan in 2006 and requests approval of the shareholders to increase the shares available to be granted under this plan by 18 million shares. The primary purpose of this plan is to advance the interests of Elan and its shareholders by providing a means to attract, retain and motivate employees, consultants and directors, to provide for competitive compensation practices, to encourage long term service, to recognise individual contributions and reward individual performance and to promote the creation of long term value for shareholders by aligning the interests of such persons and those of shareholders. In particular, this plan gives us the flexibility to use equity to attract and retain key employees as we move to advance our pipeline in key areas, such as Alzheimer’s disease. The board has been very conscious of shareholder equity dilution and has worked to manage this in recent years through the careful use of the equity programs. The total outstanding equity grants (including out-of-money options and restricted stock units) now represent 5.2% of the issued share capital. It is anticipated that Resolution 12, if passed, would meet the Company’s equity plan requirement for three years. I am therefore asking for shareholder approval for the Elan Corporation, plc 2006 Long Term Incentive Plan (2008 Amendment) as set out in full as Appendix A.

RESOLUTION 13

This Resolution proposes giving the Directors power under Section 24 of the Companies (Amendment) Act 1983 to allot shares for cash up to a maximum of 40 million shares without first offering them to holders of Ordinary Shares. Resolution 13 is conditional upon the passing of Resolution 11.

Elan Corporation, plc Notice of Annual General Meeting

RESOLUTIONS 14 and 15

These Resolutions deal with the Company’s ability to purchase and sell its own shares. Resolution 14, if passed, will authorise the Company and its subsidiaries, until the earlier of the date of the next annual general meeting or November 21, 2009, to purchase at a price in line with the formula laid out in the text of the Resolution, up to 15% of the Company’s own shares in issue as of the date of this year’s AGM. Resolution 15, if passed, will set the price range within which the Company may re-issue treasury shares off-market at a price in line with the formula laid out in the text of the Resolution.

HOW TO BE REPRESENTED AT THE MEETING

Your vote is important, regardless of the number of shares you own. We encourage you to vote your shares as soon as possible by completing, signing and returning the enclosed proxy form in the envelope provided. Please note the following deadlines for voting by proxy:

•	Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR depositary, The Bank of New York Mellon, no later than close of business on Thursday May 15, 2008. Details of how to vote by telephone or over the Internet are also provided on the proxy form.

•	Holders of American Depositary Shares in street name accounts should follow the instructions provided by their bank or broker custodian.

•	Proxies representing registered holders of Ordinary Shares must be received by the registrar, Computershare Investor Services (Ireland) Limited, no later than 10.00am on Tuesday May 20, 2008.

Returning the proxy form will not preclude a registered holder of Ordinary Shares from attending the meeting and voting in person if he or she wishes to do so.

The Directors consider the Resolutions to be in the best interests of the Company and unanimously recommend shareholders to vote in favour of each one. The Directors, who own 0.17% of the issued ordinary share capital of the Company (819,981 Ordinary Shares) see their interests as directly aligned with fellow shareholders and will vote to pass each Resolution.

Yours faithfully

Kyran McLaughlin, Chairman

March 28, 2008

YOUR VOTE IS IMPORTANT

If you have any questions about how to vote your shares, please contact:
For registered holders of Ordinary Shares:
Computershare Investor Services (Ireland) Limited
Dedicated Helpline: +353 1 447 5107

For holders of American Depositary Shares:
Innisfree M&A Incorporated
Toll-free from the US and Canada: 1-877-750-9498
Free-phone from Ireland and the UK: 00-800-4664-7000
Call collect: 212-750-5833 (Banks, brokers and others)

Elan Corporation, plc Notice of Annual General Meeting

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Shelbourne Hotel, Dublin 2, Ireland on Thursday, May 22, 2008 at 10.00am for the purpose of transacting the following business:

AS ORDINARY BUSINESS:

1. To receive and consider the Financial Statements for the year ended December 31, 2007 together with the Reports of the Directors and Auditors thereon.

2. To re-elect Ms. Ann Maynard Gray who retires from the Board by rotation in accordance with the articles of association.

3. To re-elect Mr. Kieran McGowan who retires from the Board by rotation in accordance with the articles of association.

4. To re-elect Mr. Kyran McLaughlin who retires from the Board in accordance with the Combined Code.

5. To re-elect Dr. Dennis Selkoe who retires from the Board in accordance with the Combined Code.

6. To elect Dr. Floyd Bloom who retires from the Board in accordance with the Articles of Association.

7. To elect Mr. Jonas Frick who retires from the Board in accordance with the Articles of Association.

8. To elect Mr. Giles Kerr who retires from the Board in accordance with the Articles of Association.

9. To elect Mr. Jeffrey Shames who retires from the Board in accordance with the Articles of Association.

10. To authorise the Directors to fix the remuneration of the Auditors.

AS SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions:

As Ordinary Resolutions

11. That the Directors be and are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on May 21, 2013 unless previously renewed, varied or revoked by the Company in general meeting. Provided however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

12. That the Elan Corporation, plc 2006 Long Term Incentive Plan (2008 Amendment and Restatement) (“The 2008 Amendment”) be approved and adopted. The full text of the 2008 Amendment is attached hereto as Appendix A.

A.	As Special Resolutions

13. That, subject to the passing of Resolution 11 in the Notice of the Meeting, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot securities (as defined in Section 23 of that Act) for cash pursuant to the authority conferred by the said Resolution 11 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the power conferred by this Resolution shall (i) expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or August 21, 2009, unless previously renewed, varied or revoked and (ii) the amount of such allotment shall not exceed 40 million shares. The Company may before such expiry make an offer or agreement which would or might

Elan Corporation, plc Notice of Annual General Meeting

require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

14. That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) and, in particular, Part XI thereof, the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the 1990 Act) of shares of any class of the Company (“Shares”) on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the 1990 Act and the following restrictions and provisions:

(a) that the minimum price which may be paid for any Shares shall be the nominal value thereof;

(b) the maximum price which may be paid for any Share (a “Relevant Share”) shall be the higher of the nominal value thereof and an amount equal to 105 per cent of the average of the relevant prices of the Shares of the same class as the Relevant Share in respect of each of the five Trading Days immediately preceding the day on which the Relevant Share is purchased;

(c) the aggregate nominal value of the Shares purchased under this resolution must not exceed 15 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(d) for the purposes of this Resolution the following expressions have the following meanings:

(i) “Relevant Price” means in respect of any Trading Day, the closing price on the Exchange of a Share of the same class as the Relevant Share for such Trading Day;

(ii) The “Exchange” means the Irish Stock Exchange Limited or any successor or successors thereof and;

(iii) “Trading Day” means a day on which trading has taken place on the Exchange in Shares of the same class as the Relevant Share.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or November 21, 2009, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

15. That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) including, in particular, Part XI thereof, for the purposes of Section 209 of the 1990 Act the re- issue price range at which any treasury shares (as defined by Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent of the Relevant Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95 per cent of the Relevant Price; provided that no treasury share shall be re-issued at less than the nominal value thereof.

For the purposes of this resolution the following expressions have the following meanings:

(i) “Relevant Price” means the average of the closing prices on the Exchange of a Share of the same class as the treasury share which is to be re-issued for the five Trading Days immediately preceding the day on which the treasury share is to be re-issued;

(ii) The “Exchange” means the Irish Stock Exchange Limited or any successor or successors thereof; and

(iii) “Trading Day” means a day on which trading has taken place on The Exchange in Shares of the same class as the treasury shares which are to be re-issued.

Elan Corporation, plc Notice of Annual General Meeting

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or November 21, 2009, unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act.

By Order of the Board

William Daniel
Secretary

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Dated March 28, 2008

NOTES

(a)	A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

(b)	Forms of Proxy, to be valid, must reach the Registrars to the Company; Computershare Services (Ireland) Limited, Heron House, Sandyford Industrial Estate, Dublin 18, Ireland not later than 48 hours before the time appointed for the holding of the Meeting.

Elan Corporation, plc Notice of Annual General Meeting

APPENDIX A

ELAN CORPORATION, PLC
2006 LONG TERM INCENTIVE PLAN

(2008 AMENDMENT AND RESTATEMENT)

The purposes of the 2006 Long Term Incentive Plan are to advance the interests of Elan Corporation, plc and its shareholders by providing a means to attract, retain, and motivate employees, consultants and directors of Elan Corporation, plc, its subsidiaries and affiliates, to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for shareholders by aligning the interests of such persons with those of shareholders. The Plan was established pursuant to a resolution of the Board on March 28, 2006, approved by the shareholders at the annual general meeting held on May 25, 2006 and it has been amended and restated by resolution of the Board on March 28, 2008.

1.	Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Act” means the Companies Act 1963 as amended from time to time. References to any provision of the Act shall be deemed to include successor provisions thereto and regulations thereunder.

(b) “Affiliate” means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

(c) “Award” means any Option, SAR, Restricted Share, Restricted Share Unit, Performance Share, Performance Unit, Dividend Equivalent, or Other Share-Based Award granted to an Eligible Person under the Plan.

(d) “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award.

(e) “Beneficiary” means the person, persons, trust or trusts which have been designated by an Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(f) “Board” means the Board of Directors of the Company.

(g) “Change in Control” means:

(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization if more than 50% of the combined voting power of the continuing or surviving entity’s issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization;

(ii) The sale, transfer or other disposition of all or substantially all of the Company’s assets;

(iii) Individuals who on the Effective Date of this Plan constitute the Board (the “Incumbent Directors”) cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board; provided, however, that any individual who becomes a director of the Company subsequent to the Effective Date of this Plan shall be considered an Incumbent Director if such person’s election or nomination for election was approved by a

Elan Corporation, plc Notice of Annual General Meeting

vote of at least a majority of the Incumbent Directors; but, provided further that any such person whose initial assumption of office is in connection with an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or

(iv) A transaction as a result of which a person or company obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the court under Section 201 of the Act or becomes bound or entitled to acquire Shares in the Company under Section 204 of the Act; or

(v) Any transaction as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities (e.g., issued shares). For purposes of this subsection (v), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of any Subsidiary and (ii) a company owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Shares of the Company.

(vi) Notwithstanding the foregoing, in the case of an Award that constitutes deferred compensation subject to section 409A of the Code, the definition of “Change in Control” set forth above shall not apply, and the term “Change in Control” shall instead mean a “change in the ownership or effective control” of the Company or “in the ownership of a substantial portion of the assets” of the Company within the meaning of section 409A(a)(2)(A)(v) of the Code and the regulations and guidance issued thereunder, but only to the extent this substitute definition is necessary in order for the Award to comply with the requirements prescribed by section 409A of the Code.

(h) “Code” means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(i) “Committee” means the Leadership Development and Compensation Committee of the Board, or such other Board committee (which may include the entire Board) as may be designated by the Board to administer the Plan.

(j) “Company” means Elan Corporation, plc, a corporation organized under the laws of Ireland, or any successor corporation.

(k) “Control” means the ownership directly or indirectly of shares in a company carrying more than 50% of the total voting power represented by that company’s issued share capital.

(l) “Director” means a member of the Board who is not an employee of the Company, a Subsidiary or an Affiliate.

(m) “Dividend Equivalent” means a right, granted under Section 4(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis.

(n) “Effective Date” has the meaning set forth in Section 9(l) below.

(o) “Eligible Person” means (i) an employee or consultant of the Company, a Subsidiary or an Affiliate, including any director who is an employee, or (ii) a Director. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee, consultant or Director, in connection with his or her hiring or retention prior to the date the employee, consultant or Director first performs services for the Company, a Subsidiary or an Affiliate; provided, however, that any such Award shall not become vested or exercisable prior to the date the employee, consultant or Director first performs such services.

Elan Corporation, plc Notice of Annual General Meeting

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

(q) “Fair Market Value” means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the Fair Market Value of Shares shall mean the closing price per Share on the date in question (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) or, alternatively, the average of the closing price per Share for a period, not to exceed 30 days, preceding the date in question on the principal exchange or market system on which the Shares are traded, as such prices are officially quoted on such exchange.

(r) “ISO” means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(s) “NQSO” means any Option that is not an ISO.

(t) “Option” means a right, granted under Section 4(b), to purchase Shares.

(u) “Other Share-Based Award” means a right, granted under Section 4(h), that relates to or is valued by reference to Shares.

(v) “Participant” means an Eligible Person who has been granted an Award under the Plan.

(w) “Performance Share” means a performance share granted under Section 5(f).

(x) “Performance Unit” means a performance unit granted under Section 4(f).

(y) “Plan” means this 2006 Long Term Incentive Plan.

(z) “Restricted Shares” means an Award of Shares under Section 4(d) that may be subject to certain restrictions and to a risk of forfeiture.

(aa) “Restricted Share Unit” means a unit representing the Company’s obligation to deliver or issue one Share for each such unit, granted under Section 4(e), or the cash equivalent, at the end of a specified deferral period.

(bb) “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(cc) “SAR” or “Share Appreciation Right” means the right, granted under Section 4(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash or Shares as specified in the Award or determined by the Committee.

(dd) “Share” means one ordinary share of 5 Euro cents in the capital of the Company as represented by one American Depositary Share and as evidenced by one American Depositary Receipt.

(ee) “Subsidiary” means any company which is, for the time being, a subsidiary of the Company within the meaning of Section 155 of the Act. For the avoidance of doubt, and provided it is not in conflict with the Act, this shall include any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(ff) “Termination of Service” means, unless otherwise defined in an applicable Award Agreement, that a Participant is no longer employed by, providing consulting services to nor a director of the Company, its Subsidiaries and its Affiliates, as the case may be. A Participant employed by or providing service to a

Elan Corporation, plc Notice of Annual General Meeting

Subsidiary of the Company or one of its Affiliates shall also be deemed to incur a Termination of Service if the Subsidiary of the Company or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the Participant does not immediately thereafter become an employee or director of, or a consultant to, the Company, another Subsidiary of the Company or an Affiliate. Temporary absences from employment or service because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered a Termination of Service.

2.	Administration.

(a) Authority of the Committee.  The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select Eligible Persons to whom Awards may be granted;

(ii) to designate Affiliates;

(iii) to determine the type or types of Awards to be granted to each Eligible Person;

(iv) to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares or other Awards, or an Award may be canceled, forfeited, exchanged, or surrendered;

(vi) to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person;

(vii) to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

(viii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(ix) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(x) to accelerate the exercisability or vesting of all or any portion of any Award (provided that, except in the event of vesting due to a Change in Control or Termination of Service, no Award shall vest in full until at least the second anniversary of the grant date of such Award) or to extend the period during which an Award is exercisable;

(xi) to determine whether uncertificated Shares may be used in satisfying Awards and otherwise in connection with the Plan; and

(xii) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b) Manner of Exercise of Committee Authority.  The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and

Elan Corporation, plc Notice of Annual General Meeting

binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any person claiming any rights under the Plan from or through any Eligible Person, and shareholders. By accepting an Award under the Plan, each Eligible Person accepts the authority and discretion of the Committee as set forth in, and exercised in accordance with, this Plan. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c) Limitation of Liability.  Each member of the Committee shall be entitled to rely or act upon, in good faith, any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company’s independent public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d) No Option or SAR Repricing Without Shareholder Approval.  Except as provided in the first sentence of Section 3(c) relating to certain antidilution adjustments, unless the approval of shareholders of the Company is obtained, Options and SARs issued under the Plan shall not be amended to lower their exercise price and Options and SARs issued under the Plan will not be exchanged for other Options or SARs with lower exercise prices.

3.	Shares Subject to the Plan.

(a) Subject to adjustment as provided in Section 3(c), the total number of Shares originally reserved for issuance in connection with Awards under the Plan was 10,000,000. The Plan was amended and restated by the Board on March 28, 2008 to increase the number of Shares available for issuance under this Plan by 18,000,000 to a total of 28,000,000 shares subject to approval by the company’s shareholders at the Annual General Meeting to be held on May 22, 2008. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. If any Awards are forfeited, canceled, terminated, exchanged, surrendered or reduced to satisfy the minimum withholding obligations under Section 9(c), such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised.

(b) All Awards under the Plan, other than Dividend Equivalents, shall be expressed in Shares of stock. The maximum aggregate number of Shares with respect to which all Awards, other than Dividend Equivalents, may be made under the Plan to any individual during any calendar year shall be 1,000,000 Shares, subject to adjustment as described below. A Participant may not accrue Dividend Equivalents during any calendar year in excess of $1,000,000. The individual limits described in this subsection (b) shall apply without regard to whether the Awards are to be paid in Shares of stock or in cash. All cash payments (other than Dividend Equivalents) shall equal the Fair Market Value of the Shares of stock to which the cash payment relates.

(c) In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of the Participants under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may

Elan Corporation, plc Notice of Annual General Meeting

deem equitable, (i) adjust any or all of (x) the number and kind of shares which may thereafter be issued under the Plan, (y) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (z) the exercise price, grant price, or purchase price relating to any Award or (ii) provide for a distribution of cash or property in respect of any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise; provided further, however, that no adjustment shall be made pursuant to this Section 3 that causes any Award to be treated as deferred compensation pursuant to Section 409A of the Code. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives, if any, included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles.

(d) Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

4.	Specific Terms of Awards.

(a) General.  Awards may be granted on the terms and conditions set forth in this Section 4. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of Termination of Service by the Eligible Person.

(b) Options.  The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

(i) Exercise Price.  The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per Share shall not be less than the Fair Market Value per Share on the date of grant.

(ii) Option Term.  The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option.

(iii) Time and Method of Exercise.  The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including, without limitation, broker-assisted exercise arrangements), the form of such payment (cash or Shares), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons.

(iv) Early Exercise.  The Committee may provide at the time of grant or any time thereafter, in its sole discretion, that any Option shall be exercisable with respect to Shares that otherwise would not then be exercisable, provided that, in connection with such exercise, the Participant enters into a form of Restricted Share agreement approved by the Committee with respect to the Shares received on exercise.

(v) ISOs.  The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or shareholder approval of the Plan. ISOs may only be granted to employees of the Company or a Subsidiary.

(c) SARs.  The Committee is authorized to grant SARs (Share Appreciation Rights) to Eligible Persons on the following terms and conditions:

(i) Right to Payment.  A SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (1) the Fair Market Value of one

Elan Corporation, plc Notice of Annual General Meeting

Share on the date of exercise over (2) the exercise price per Share of the SAR, as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant).

(ii) Other Terms.  The Committee shall determine, at the time of grant, the time or times at which a SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR), the method of exercise, method of settlement, form of consideration payable in settlement (whether paid in the form of cash, in Shares of stock or a combination of the two), method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d) Restricted Shares.  The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i) Issuance and Restrictions.  Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon.

(ii) Forfeiture.  Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

(iii) Certificates for Shares.  Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and, unless otherwise determined by the Committee, the Company shall retain physical possession of the certificate and the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Shares.

(iv) Dividends.  Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends. Unless otherwise determined by the Committee, Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(v) Early Exercise Options.  The Committee shall award Restricted Shares to a Participant upon the Participant’s early exercise of an Option under Section 4(b)(iv) hereof. Unless otherwise determined by the Committee, the lapse of restrictions with respect to such Restricted Shares shall occur on the same schedule as the exercisability of the Option for which the Restricted Shares were exercised.

Elan Corporation, plc Notice of Annual General Meeting

(e) Restricted Share Units.  The Committee is authorized to grant Restricted Share Units to Eligible Persons, subject to the following terms and conditions:

(i) Award and Restrictions.  Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person), but consistent with the requirements of Section 409A of the Code. In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) Forfeiture.  Except as otherwise determined by the Committee at the date of grant or thereafter, upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

(iii) Dividend Equivalents.  Unless otherwise determined by the Committee at the date of grant, Dividend Equivalents on the specified number of Shares covered by a Restricted Share Unit shall be either (A) paid with respect to such Restricted Share Unit at the dividend payment date in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Share Unit and the amount or value thereof automatically deemed reinvested in additional Restricted Share Units or other Awards, as the Committee shall determine or permit the Participant to elect.

(f) Performance Shares and Performance Units.  The Committee is authorized to grant Performance Shares or Performance Units or both to Eligible Persons on the following terms and conditions:

(i) Performance Period.  The Committee shall determine a performance period (the “Performance Period”) of one or more years or other periods and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Person to Eligible Person and shall be based upon the performance criteria as the Committee may deem appropriate. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

(ii) Award Value.  At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period the range of number of Shares, if any, in the case of Performance Shares, and the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to a Participant as an Award if the relevant measure of Company performance for the Performance Period is met.

(iii) Significant Events.  If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective.

(iv) Forfeiture.  Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable Performance Period, Performance Shares and Performance Units for which the Performance Period was prescribed shall be forfeited; provided, however, that the

Elan Corporation, plc Notice of Annual General Meeting

Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares and Performance Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares and Performance Units.

(v) Payment.  Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period.

(g) Dividend Equivalents.  The Committee is authorized to grant Dividend Equivalents to Eligible Persons. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of any underlying Awards to which they relate.

(h) Other Share-Based Awards.  The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, unrestricted shares awarded purely as a “bonus” and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 4(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 4(h).

(i) Payment of par value of Shares.  The Committee may require that a condition of the delivery of Shares under Section 4(d), 4(e) or 4(f) above is that the Participant pays the par value of Shares to the Company prior to delivery of the Shares, if required to do so under the Act.

5.	Certain Provisions Applicable to Awards.

(a) Stand-Alone, Additional, Tandem and Substitute Awards.  Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as, or a different time from, the grant of such other Awards or awards. Subject to the provisions of Section 2(d) hereof prohibiting Option and SAR repricing without shareholder approval, the per Share exercise price of any Option, or grant price of any SAR, which is granted in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate, or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

(b) Term of Awards.  The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any Option or SAR exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

Elan Corporation, plc Notice of Annual General Meeting

(c) Form of Payment Under Awards.  Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, notes or other property (if permissible under section 409A of the Code), and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.

(d) Noncompetition.  The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with the Plan, including, without limitation, the requirement that the Participant not engage in competition with, solicit customers or employees of, or disclose or use confidential information of the Company or its Subsidiaries and Affiliates.

6.	Transferability of Awards.

(a) Restrictions on Transfer.  Except as described in this Section 6, or unless otherwise set forth by the Committee in an Award Agreement, Awards shall not be transferable by a Participant except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative. A Participant’s rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Participant’s creditors.

(b) Transfer of Nonqualified Stock Options.  Notwithstanding the foregoing, the Committee may provide in a Award Agreement that a Participant may transfer Nonqualified Stock Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities laws, according to such terms as the Committee may determine; provided that the Participant receives no consideration for the transfer of a Nonqualified Stock Option and the transferred Nonqualified Stock Option shall continue to be subject to the same terms and conditions as were applicable to the Nonqualified Stock Option immediately before the transfer.

7.	Change in Control Provisions.

(a) Assumption of Awards.  Upon a Change in Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding Awards shall be converted to similar awards of the surviving corporation (or a parent or subsidiary of the surviving corporation).

(b) Other Alternatives.  Notwithstanding the foregoing, in the event of a Change in Control, the Committee may take any of the following actions with respect to any or all outstanding Awards: (i) determine that outstanding Options and SARs shall accelerate and become exercisable, in whole or in part, upon the Change in Control or upon such other event as the Committee determines, (ii) determine that the restrictions and conditions on outstanding Restricted Shares, Restricted Share Units, Performance Shares and Performance Units shall lapse, in whole or in part, upon the Change in Control or upon such other event as the Committee determines, (iii) determine that Eligible Persons holding Restricted Share Units, Performance Units, Dividend Equivalents and Other Share-Based Awards shall receive a payment in settlement of such Restricted Share Units, Performance Units, Dividend Equivalents, and Other Share-Based Awards in an amount determined by the Committee, (iv) require that Participants surrender their outstanding Options and SARs in exchange for a payment by the Company, in cash or Stock, as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the Shares subject to the Participant’s unexercised Options and SARs exceeds the exercise price of the Options or the base amount of SARs, as applicable, or (v) after giving Participants an opportunity to exercise their outstanding Options and SARs,

Elan Corporation, plc Notice of Annual General Meeting

terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate. Such surrender, termination or settlement shall take place as of the date of the Change in Control or such other date as the Committee may specify. The Committee shall have no obligation to take any of the foregoing actions, and, in the absence of any such actions, outstanding Awards shall continue in effect according to their terms (subject to any assumption pursuant to Subsection (a) above).

8.	Qualified Performance-Based Compensation.

(a) Designation as Qualified Performance-Based Compensation.  The Committee may determine that Restricted Shares, Restricted Share Units, Performance Shares, Performance Units, Dividend Equivalents or Other Share-Based Awards granted to an Employee shall be considered “qualified performance-based compensation” under Section 162(m) of the Code. The provisions of this Section 8 shall apply to any such Awards that are to be considered “qualified performance-based compensation” under Section 162(m) of the Code. The Committee may also grant Options or SARs under which the exercisability of the Options is subject to achievement of performance goals as described in this Section 8 or otherwise.

(b) Performance Goals.  When Restricted Shares, Restricted Share Units, Performance Shares, Performance Units, Dividend Equivalents or Other Share-Based Awards that are considered to be “qualified performance-based compensation” are granted, the Committee shall establish in writing (i) the objective performance goals that must be met, (ii) the period during which performance will be measured, (iii) the maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the requirements of Section 162(m) of the Code for “qualified performance-based compensation.” The performance goals shall satisfy the requirements for “qualified performance-based compensation,” including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the performance goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Committee shall not have discretion to increase the amount of compensation that is payable, but may reduce the amount of compensation that is payable upon achievement of the designated performance goals.

(c) Criteria Used for Objective Performance Goals.  The Committee shall use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, price-earnings multiples, net earnings, operating earnings, revenue, number of days sales outstanding in accounts receivable, productivity, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), net capital employed, return on assets, shareholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the Committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures. The performance goals may relate to one or more business units or the performance of the Company as a whole, or any combination of the foregoing. Performance goals need not be uniform as among Participants.

(d) Timing of Establishment of Goals.  The Committee shall establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under Section 162(m) of the Code.

(e) Certification of Results.  The Committee shall certify the performance results for the performance period specified in the Award Agreement after the performance period ends. The Committee shall determine the amount, if any, to be paid pursuant to each Award based on the achievement of the performance goals and the satisfaction of all other terms of the Award Agreement.

(f) Death, Disability or Other Circumstances.  The Committee may provide in the Award Agreement that Awards under this Section 8 shall be payable, in whole or in part, in the event of the Participant’s death or disability,

Elan Corporation, plc Notice of Annual General Meeting

a Change in Control or under other circumstances consistent with the Treasury regulations and rulings under Section 162(m) of the Code.

9.	General Provisions.

(a) Compliance with Legal and Trading Requirements.  The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any stock exchange, regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or any required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under Irish law, US federal or state law or other applicable law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b) No Right to Continued Employment or Service.  Neither the Plan nor any action taken thereunder shall be construed as giving any employee, consultant or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee’s, consultant’s or director’s employment or service at any time.

(c) Taxes.  The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Person, amounts of minimum withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem necessary or advisable under applicable laws to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person’s tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable Federal, state, foreign and local law.

(d) Changes to the Plan and Awards.  The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of shareholders of the Company or Participants, except that any such amendment or alteration shall be subject to the approval of the Company’s shareholders to the extent such shareholder approval is required under (i) the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, (ii) the Act or (iii) as it applies to ISOs, to the extent such shareholder approval is required under Section 422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, or as provided in Subsection (m) below, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her.

(e) No Rights to Awards; No Shareholder Rights.  No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons and employees. No Award shall confer on any Eligible Person any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

Elan Corporation, plc Notice of Annual General Meeting

(f) Unfunded Status of Awards.  The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) Nonexclusivity of the Plan.  Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h) Not Compensation for Benefit Plans.  No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants or directors unless the Company shall determine otherwise.

(i) No Fractional Shares.  No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Employees Subject to Taxation Outside the United States.  With respect to Participants who are subject to taxation in countries other than the United States, the Committee may make Awards on such terms and conditions as the Committee deems appropriate to comply with the laws of the applicable countries, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

(k) Governing Law.  The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of Ireland, without giving effect to principles of conflict of laws thereof.

(l) Effective Date; Plan Termination.  The Plan shall become effective as of May 25, 2006 (the “Effective Date”), subject to approval by the shareholders of the Company. The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

(m) Section 409A.  It is intended that the Plan and Awards issued thereunder will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder) to the extent the Awards are subject thereto, and the Plan and such Awards shall be interpreted on a basis consistent with such intent. The Plan and any Award Agreements issued thereunder may be amended in any respect deemed by the Board or the Committee to be necessary in order to preserve compliance with Section 409A of the Code.

(n) Titles and Headings.  The titles and headings of the sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

Elan Corporation, plc Notice of Annual General Meeting